                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-55238

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 28, 2001

                                  $300,000,000

                                     [LOGO]
                             Scholastic Corporation

                       5 3/4% Notes Due January 15, 2007

                                   ---------

    We will pay interest on the notes each January 15 and July 15. The first interest payment will be made on July 15, 2002.

    We may redeem the notes at any time prior to maturity. There is no sinking fund for the notes.

                                                                       Underwriting      Proceeds to
                                                         Price to      Discounts and     Scholastic
                                                        Public (1)      Commissions    Corporation (1)
                                                       -------------   -------------   ---------------
Per Note.............................................    99.571%          0.60%           98.971%

Total................................................  $298,713,000     $1,800,000       $296,913,000

(1) Plus accrued interest, if any, from January 23, 2002.

    Delivery of the notes in book-entry form only will be made on or about January 23, 2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                                  Salomon Smith Barney

Deutsche Banc Alex. Brown

         Fleet Securities, Inc.

                       JPMorgan

                             SunTrust Robinson Humphrey

          The date of this prospectus supplement is January 17, 2002.

                                 --------------

                               TABLE OF CONTENTS

                                            PAGE
                                          --------
         PROSPECTUS SUPPLEMENT

FORWARD-LOOKING STATEMENTS..............     S-3
SCHOLASTIC CORPORATION..................     S-3
USE OF PROCEEDS.........................     S-3
CAPITALIZATION..........................     S-4
SELECTED CONSOLIDATED FINANCIAL DATA....     S-5
RATIOS OF EARNINGS TO FIXED CHARGES.....     S-6
DESCRIPTION OF NOTES....................     S-7
UNDERWRITING............................     S-9
NOTICE TO CANADIAN RESIDENTS............    S-10
VALIDITY OF SECURITIES..................    S-11
EXPERTS.................................    S-11

                                            PAGE
                                          --------

               PROSPECTUS

ABOUT THIS PROSPECTUS...................       1
FORWARD-LOOKING STATEMENTS..............       1
SCHOLASTIC CORPORATION..................       2
RATIOS OF EARNINGS TO FIXED CHARGES.....       2
USE OF PROCEEDS.........................       2
DESCRIPTION OF DEBT SECURITIES WE MAY
  OFFER.................................       3
DESCRIPTION OF COMMON STOCK WE MAY
  OFFER.................................      16
DESCRIPTION OF PREFERRED STOCK WE MAY
  OFFER.................................      19
DESCRIPTION OF DEPOSITARY SHARES WE MAY
  OFFER.................................      22
DESCRIPTION OF WARRANTS WE MAY OFFER....      25
DESCRIPTION OF UNITS WE MAY OFFER.......      29
LEGAL OWNERSHIP AND BOOK-ENTRY
  ISSUANCE..............................      32
PLAN OF DISTRIBUTION....................      34
VALIDITY OF SECURITIES..................      35
EXPERTS.................................      35
AVAILABLE INFORMATION...................      36

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus contain or incorporate statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Those statements can be identified by the use of forward-looking language such as "will likely result", "may", "are expected to", "is anticipated", "estimate", "projected", "intends to", or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to certain risks and uncertainties, including the conditions of the children's book and instructional materials markets and acceptance of our products within those markets and other risks and factors identified in our Report on Form 10-K for the fiscal year ended May 31, 2001. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus supplement and the accompanying prospectus and in the reports incorporated by reference in those documents. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

                             SCHOLASTIC CORPORATION

    Scholastic Corporation ("Scholastic") is a global children's publishing and media company. We believe that we are the world's largest publisher and distributor of children's books. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children's books, textbooks, magazines, technology-based products, teacher materials, television programming, videos and toys. Our web site, Scholastic.com, is a leading site for teachers, classrooms and parents and an award-winning destination for children. With the June 2000 acquisition of Grolier Incorporated ("Grolier") for $400 million in cash, we became the leading operator in the United States of direct-to-home continuity book clubs primarily serving children age five and under, and the leading print and on-line publisher of children's non-fiction and reference products sold primarily to United States school libraries. Internationally, Scholastic has long-established operations in Canada, the United Kingdom, Australia and New Zealand, and newer operations in Argentina, Hong Kong, India, Ireland and Mexico. The Grolier acquisition expanded our international operations in Canada, the United Kingdom and Southeast Asia.

    During our 82 years of operation, we have emphasized quality products and a dedication to learning. Scholastic was incorporated under the laws of Delaware in 1986 and, through predecessor entities, has been in business since 1920. Grolier, through its predecessor entities, has been in business since 1895.

    Our principal executive offices are located at 557 Broadway, New York, NY 10012; our telephone number is (212) 343-6100. Information contained on our Internet worldwide web site or any other Internet worldwide web site is not part of this prospectus supplement or the accompanying prospectus.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the notes, after deducting underwriting discounts and commissions and estimated expenses, are estimated to be approximately $296.7 million and will be used to repay a portion of the indebtedness outstanding under an unsecured credit facility established in connection with the acquisition of Grolier (the "Grolier Facility"). As of the date of this prospectus supplement, Scholastic had $350.0 million in borrowings outstanding under the credit facility. These borrowings bore interest at a rate of 2.51% as of January 16, 2002. This facility expires in June 2002.

                                 CAPITALIZATION

    The following table shows our consolidated capitalization (i) on an actual basis as of May 31, 2001 and as of November 30, 2001 and (ii) as adjusted as of November 30, 2001 to give effect to (a) the conversion, as of January 11, 2002, of $109.8 million principal amount of our convertible subordinated debentures into 2,857,808 shares of common stock, and the redemption of $0.2 million of those debentures on the same date, and (b) the sale of the notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read together with the consolidated financial statements, notes and other financial information included in the documents incorporated by reference in the accompanying prospectus.

                                                                               NOVEMBER 30, 2001
                                                                             ----------------------
                                                              MAY 31, 2001    ACTUAL    AS ADJUSTED
                                                              ------------   --------   -----------
                                                               (AUDITED)          (UNAUDITED)
                                                                          (IN MILLIONS)
SHORT-TERM DEBT:
  Lines of credit...........................................    $   23.1     $   31.1     $   31.1
  Grolier Facility..........................................          --        350.0         53.3
  Other debt................................................         0.2          1.3          1.3
                                                                --------     --------     --------
  Total short-term debt.....................................        23.3        382.4         85.7
                                                                --------     --------     --------

LONG-TERM DEBT:
  Grolier Facility..........................................       350.0           --           --
  Loan agreement and revolver...............................          --         56.0         56.2
  7% Notes due 2003, net of discount........................       124.9        124.9        124.9
  Convertible subordinated debentures.......................       110.0        110.0           --
  5 3/4% Notes due 2007, net of discount, offered hereby....          --           --        298.7
  Other debt................................................         0.4          0.3          0.3
                                                                --------     --------     --------
  Total long-term debt......................................       585.3        291.2        480.1
                                                                --------     --------     --------
Total debt..................................................    $  608.6     $  673.6     $  565.8
                                                                ========     ========     ========

STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value..........................          --           --           --
  Class A stock, $.01 par value.............................    $    0.0     $    0.0     $    0.0
  Common stock, $.01 par value..............................         0.3          0.3          0.3
  Additional paid-in capital................................       233.7        241.5        354.6
  Deferred compensation.....................................        (0.2)        (0.6)        (0.6)
  Accumulated other comprehensive loss......................       (16.4)       (15.6)       (15.6)
  Retained earnings.........................................       279.1        308.6        308.6
  Less shares of common stock held in treasury..............        (2.8)          --           --
                                                                --------     --------     --------
  Total stockholders' equity................................    $  493.7     $  534.2     $  647.3
                                                                ========     ========     ========
Total capitalization........................................    $1,102.3     $1,207.8     $1,213.1
                                                                ========     ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read our selected consolidated financial data together with the financial statements, notes thereto and other financial information included in the documents incorporated by reference in the accompanying prospectus. We have derived the selected consolidated financial data for each of the five years in the period ended May 31, 2001 from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent auditors. We have derived the data presented for the six-month periods ended November 30, 2001 and 2000 from our unaudited consolidated condensed financial statements that include, in our opinion, all adjustments necessary to present fairly the data for such periods. On June 22, 2000, Scholastic acquired all of the issued and outstanding capital stock of Grolier for $400 million in cash. Grolier's operating results are included in our consolidated results of operations since the date of the acquisition. Our results for the six-month period ended
November 30, 2001 may not be indicative of the results to be expected for the full fiscal year.

                                           Six Months Ended
                                             November 30,                      Fiscal Year Ended May 31,
                                         ---------------------  --------------------------------------------------------
                                          2001(a)     2000(a)      2001         2000        1999        1998       1997
                                         ----------   --------  ----------   ----------   --------   ----------   ------
                                                              (in millions, except per share data)
STATEMENT OF INCOME DATA:
  Revenues............................    $  943.3    $1,030.4   $1,962.3     $1,402.5    $1,165.5    $1,069.8    $972.5
  Cost of goods sold..................       412.4       469.8      865.2        678.3       571.9       548.2     536.9
  Cost of goods sold--Special Literacy
    Place and other charges...........          --          --       72.9           --          --          --        --
  Selling, general and administrative
    expenses..........................       444.1       445.8      883.1        592.6       493.3       440.3     399.6
  Other operating costs:
    Goodwill and other intangibles
      amortization and depreciation...        16.3        20.2       42.4         24.1        22.4        21.7      18.3
    Non-recurring charges                       --          --         --          8.5          --        11.4        --
  Operating income....................        70.5        94.6       98.7         99.0        77.9        48.2      17.7
  Gain on sale of the SOHO Group......          --          --         --           --          --        10.0        --
  Interest expense, net...............       (16.3)      (23.2)     (41.6)       (18.6)      (19.0)      (20.1)    (16.7)
  Income before cumulative effect of
    accounting change.................        34.7        45.7       36.3         51.4        36.8        23.6       0.4
  Cumulative effect of accounting
    change, net.......................        (5.2)         --         --           --          --          --        --
  Net income..........................        29.5(b)     45.7       36.3(c)      51.4(d)     36.8        23.6(e)    0.4

  Earnings per share:
    Basic.............................    $   0.84    $   1.33   $   1.05     $   1.54    $   1.13    $   0.73    $ 0.01
    Diluted...........................    $   0.79(b) $   1.24   $   1.01(c)  $   1.48(d) $   1.10    $   0.72(e) $ 0.01
  Weighted average shares outstanding:
    Basic.............................        35.3        34.3       34.7         33.4        32.8        32.4      32.0
    Diluted...........................        39.7        38.4       36.1         37.1        33.4        32.8      32.6

BALANCE SHEET DATA AT PERIOD END:
  Working capital.....................    $  111.8(f) $  453.3   $  394.6     $  253.9    $  222.4    $  201.0    $215.7
  Total assets........................     1,655.8     1,664.9    1,501.8        983.2       842.3       763.6     784.4
  Long-term debt......................       291.2(g)    649.6      585.3        241.1       248.0       243.5     287.9
  Total stockholders' equity..........       534.2(g)    492.3      493.7        430.0       361.4       318.1     297.5

------------------------

(a) Results for the three months ended November 30, 2001 reflect revenues of $637.2 million and net income of $66.5 million, compared to revenues of $668.3 million and net income of $56.3 million for the three months ended November 30, 2000.

(b) Net income includes the cumulative effect of an accounting change of $5.2 million related to the adoption of Statement of Position 00-2, "Financial Reporting by Producers and Distributors of Films." The impact on earnings per diluted share of this charge was $0.13 per share.

(c) In fiscal 2001, Scholastic announced its decision not to update SCHOLASTIC LITERACY PLACE-Registered Trademark-. This decision resulted in a $72.9 million special charge recorded in cost of goods sold. The impact on earnings per diluted share of this charge was $1.20 per share.

(d) Fiscal 2000 includes non-recurring charges related to the establishment of a litigation reserve of $6.7 million and the liquidation of certain stock options of $1.8 million. The impact on earnings per diluted share of these charges was $0.15 per share.

(e) Fiscal 1998 includes non-recurring charges related to the impairment of certain assets of $11.4 million and the non-operating gain of $10.0 million related to the sale of the SOHO Group. The impact on earnings per diluted share of these items was $0.03 per share.

(f) Reflects the reclassification of $350.0 million of the Grolier Facility from long-term debt to short-term debt.

(g) On January 11, 2002, holders of $109.8 million principal amount of our convertible subordinated debentures converted their debentures into an aggregate of 2.9 million shares of common stock. The remaining principal amount of our convertible subordinated debentures was redeemed on that date.

    Certain prior year amounts have been reclassified to conform with the present year presentation.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratios of earnings to fixed charges for the fiscal periods indicated. For purposes of the ratio of earnings to fixed charges, "earnings" represent earnings plus fixed charges less interest capitalized and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense plus interest capitalized. As of the date of this prospectus supplement, we have no preferred stock outstanding.

                                                                                   FISCAL YEAR ENDED MAY 31,
                                          SIX MONTHS ENDED       -------------------------------------------------------------
                                          NOVEMBER 30, 2001        2001          2000          1999       1998          1997
                                          -----------------      --------      --------      --------   --------      --------
RATIO OF EARNINGS TO
  FIXED CHARGES.........................         3.04x            1.90x(a)      3.43x(b)      2.91x      2.31x(c)      1.04x

------------------------

(a) In fiscal 2001, Scholastic announced its decision not to update SCHOLASTIC LITERACY PLACE. This decision resulted in a $72.9 million special charge recorded in cost of goods sold. Excluding this charge, the ratio of earnings to fixed charges would have been 3.12x.

(b) Fiscal 2000 includes non-recurring charges related to the establishment of a litigation reserve of $6.7 million and the liquidation of certain stock options of $1.8 million. Excluding these charges, the ratio of earnings to fixed charges would have been 3.69x.

(c) Includes a non-recurring charge related to the impairment of certain assets of $11.4 million and a non-operating gain of $10.0 million related to the sale of the SOHO group. Excluding these items, the ratio of earnings to fixed charges would have been 2.36x.

                              DESCRIPTION OF NOTES

GENERAL

    The following description of the terms of the 5 3/4% Notes due January 15, 2007 (the "Notes") offered hereby supplements and modifies the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which reference is hereby made.

    The Notes will be issued under the Indenture to be dated as of January 23, 2002 (the "Indenture") between us and Citibank, N.A., as Trustee (the "Trustee").

    The Notes are initially being offered in the principal amount of $300 million. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the Notes being offered hereby. The Notes will bear interest at the rate of 5 3/4% per year from January 23, 2002, payable semiannually on each January 15 and July 15 to the holders of record on January 1 and July 1 immediately before the interest payment date. The first interest payment will be made on July 15, 2002. Interest on the Notes will be paid on the basis of a 360-day year comprised of twelve 30-day months. The Notes will mature on January 15, 2007. The Notes are subject to redemption prior to maturity as described below, but are not entitled to the benefit of any sinking fund.

    The indebtedness evidenced by the Notes will be unsecured senior indebtedness of Scholastic and will rank PARI PASSU in right of payment with all existing and future unsecured senior indebtedness of Scholastic.

    For additional important information on the Notes, see "Description of Debt Securities We May Offer" in the accompanying prospectus. That information includes:

    - additional information on the terms of the Notes;

    - general information on the Indenture and the Trustee, except as modified herein; and

    - additional information with respect to the delivery of the Notes in book-entry form.

OPTIONAL REDEMPTION

    We may at any time, at our option, redeem all or any portion of the Notes, at a redemption price (plus accrued interest to the date of redemption), equal to the greater of:

    (1) 100% of the principal amount of the Notes to be redeemed; or

    (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury yield plus 0.25%.

    HOW THE OPTIONAL REDEMPTION CALCULATION WILL APPLY TO THE NOTES

    The present value of the remaining payments, as determined by clause (2), will increase as interest rates on U.S. Treasury securities decline, since the interest that we pay to you will be comparatively valuable compared to the lower interest rates then being paid on comparable securities. The present value will decline as interest rates increase. We will always pay you at least 100% of the principal amount of your Notes, even if interest rates have dramatically increased and the present value of the remaining payments is less than that. However, clause (2) seeks to ensure that you will capture the benefit of the increased value of your Notes as interest rates decline by requiring us to pay you an amount equal to the present value of remaining payments, as determined in clause (2).

    HOW THE OPTIONAL REDEMPTION PAYMENT IN CLAUSE (2) IS CALCULATED

    In connection with any redemption date, the "treasury yield" will be an annual rate equal to the semiannual equivalent yield to maturity of the comparable U.S. Treasury security. In calculating the yield to maturity of the comparable U.S. Treasury security, we will assume a price for the comparable

U.S. Treasury security, expressed as a percentage of its principal amount, equal to the applicable comparable Treasury price for that redemption date.

    Independent investment bankers will select as the comparable U.S. Treasury security a United States Treasury security that has a maturity comparable to the remaining term of the Notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. will act as the independent investment bankers. If these firms are unwilling or unable to select a comparable U.S. Treasury security, the Trustee will appoint another independent investment banking institution of national standing to act as the independent investment banker.

NOTICES OF REDEMPTION

    Holders of the Notes to be redeemed will receive notice of the redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. For further information, you should read "Description of Debt Securities We May Offer--Additional Mechanics--Notices" in the accompanying prospectus.

NO REDEMPTION AT HOLDER'S OPTION

    The Notes are not redeemable at the holder's option.

DEFEASANCE AND COVENANT DEFEASANCE

    The defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities We May Offer--Defeasance and Discharge" and "--Covenant Defeasance" in the accompanying prospectus will apply to the Notes.

EXCHANGE AND TRANSFER

    The exchange and transfer provisions of the Indenture described under "Description of Debt Securities We May Offer--Additional Mechanics--Exchange and Transfer" in the accompanying prospectus will apply to the Notes.

FORM OF NOTES

    The Notes will be represented by a global note in registered form, without coupons, issued to The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. (DTC's nominee) or such other name as may be requested by an authorized representative of DTC. DTC will act as securities depositary for the Notes.

    Because DTC can only act on behalf of its direct participants, which in turn act on behalf of indirect participants, the ability of an owner of a beneficial interest in the Notes to pledge such interest to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for that interest. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests to such persons may be limited. For further information, you should read "Description of the Debt Securities We May Offer--Legal Ownership" and "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

GOVERNING LAW

    The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in a terms agreement dated January 17, 2002, which incorporates by reference the underwriting agreement filed as an exhibit to our Registration Statement on Form S-3 (no. 333-55238) (collectively, the "Underwriting Agreement"), we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives, the following respective principal amounts of the Notes:

                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                   ------------
Credit Suisse First Boston Corporation......................  $120,000,000
Salomon Smith Barney Inc....................................    90,000,000
Deutsche Banc Alex. Brown Inc...............................    22,500,000
Fleet Securities, Inc.......................................    22,500,000
J.P. Morgan Securities Inc. ................................    22,500,000
SunTrust Capital Markets, Inc. .............................    22,500,000
                                                              ------------
Total.......................................................  $300,000,000
                                                              ============

    The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes in the offering if any are purchased. The Underwriting Agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

    The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.35% of the principal amount per Note. The underwriters and selling group members may allow a discount of 0.25% of the principal amount per Note on sales to other broker-dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker-dealers.

    We estimate that our out-of-pocket expenses will be approximately $250,000.

    The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

    We intend to use the net proceeds from the sale of the Notes to repay indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc., Fleet
Securities, Inc., J.P. Morgan Securities Inc. and SunTrust Capital
Markets, Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    The underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for Scholastic, for which they received or will receive customary fees.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position.

    - Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

    Credit Suisse First Boston Corporation will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation. Market
Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation based on transactions the underwriter conducts through the system. Credit Suisse First Boston Corporation will make securities available to its customers through the Internet distributions, whether made through a proprietary or a third-party system, on the same terms as distributions made through other channels.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are made. Any resale of the Notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

    By purchasing Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the Notes without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under "--Resale Restrictions."

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Notes, for rescission against us in the event that the prospectus supplement and the accompanying prospectus contain a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and about the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                             VALIDITY OF SECURITIES

    The validity of any securities will be passed upon for Scholastic by Coudert Brothers LLP, New York, New York and for any underwriters by Sullivan & Cromwell, New York, New York. Andrew S. Hedden, a partner of Coudert Brothers LLP, is a director of Scholastic and owns 2,000 shares of Scholastic's common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended May 31, 2001, as set forth in their report, which is incorporated by reference in the accompanying prospectus and the related Registration Statement on Form S-3. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

[LOGO]

                             SCHOLASTIC CORPORATION

                                  $400,000,000

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS
                                     UNITS

                            ------------------------

    Scholastic Corporation from time to time may offer to sell debt securities, common stock and warrants, either individually or in units, as well as preferred stock, either directly or represented by depositary shares. The total amount of these securities will have an initial aggregate offering price of up to $400,000,000, or the equivalent amount in other currencies, currency units or composite currencies.

    This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus supplement carefully before you invest.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                   This prospectus is dated February 28, 2001

                             ABOUT THIS PROSPECTUS

    This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Available Information".

    The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Available Information".

    When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

    Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to "Scholastic", "we", "us", "our", or similar references mean Scholastic Corporation together with its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and accompanying prospectus supplements contain or incorporate statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements can be identified by the use of forward-looking language such as "will likely result", "may", "are expected to", "is anticipated", "estimate", "projected", "intends to", or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to certain risks and uncertainties, including the conditions of the children's book and instructional materials markets and acceptance of our products within those markets and other risks and factors identified in our Report on Form 10-K for the fiscal year ended May 31, 2000. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus and the prospectus supplements and in the reports incorporated by reference in those documents. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

                             SCHOLASTIC CORPORATION

    Scholastic Corporation is a global children's publishing and media company. We believe we are the world's largest publisher and distributor of children's books. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children's books, textbooks, magazines, technology-based products, teacher materials, television programming, videos and toys. Our website, Scholastic.com, is a leading site for teachers and classrooms and an award-winning destination for children. Our businesses are categorized into four operating segments: CHILDREN'S BOOK PUBLISHING AND DISTRIBUTION; EDUCATIONAL PUBLISHING; MEDIA, LICENSING AND ADVERTISING (which collectively represent our domestic operations); and INTERNATIONAL. Scholastic Corporation was incorporated under the laws of Delaware in 1986 and, through predecessor entities, has been in business since 1920. Our principal executive offices are located at 555 Broadway, New York, New York 10012 and our telephone number is (212) 343-6100.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth Scholastic Corporation's consolidated ratios of earnings to fixed charges for the fiscal periods indicated. For purposes of the ratio of earnings to fixed charges, "earnings" represent earnings plus fixed charges less interest capitalized and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense plus interest capitalized. As of the date of this prospectus, we have no preferred stock outstanding.

                                            SIX MONTHS
                                        ENDED NOVEMBER 30,                    FISCAL YEAR ENDED MAY 31,
                                        -------------------   ----------------------------------------------------------
                                               2000             2000          1999       1998          1997       1996
                                        -------------------   --------      --------   --------      --------   --------
RATIO OF EARNINGS TO
  FIXED CHARGES                                3.20x           3.43x(a)      2.91x      2.31x(b)      1.04x      3.53x(c)

------------------------

(a) Includes a non-recurring charge of $8.5 million primarily related to the establishment of a litigation reserve following an adverse decision in a lawsuit. Excluding this charge, the ratio of earnings to fixed charges would have been 3.69x.

(b) Includes a non-recurring charge of $11.4 million relating to the impairment of certain assets. Excluding this charge, the ratio of earnings to fixed charges would have been 2.71x.

(c) Includes a non-recurring charge of $24.3 million relating to the impairment of certain assets. Excluding this charge, the ratio of earnings to fixed charges would have been 4.85x.

                                USE OF PROCEEDS

    Except as we may specifically state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of debt, capital expenditures and possible acquisitions.

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

THIS SECTION OUTLINES SOME OF THE PROVISIONS OF THE INDENTURES AND THE DEBT SECURITIES. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS, AND IS QUALIFIED ENTIRELY BY REFERENCE TO THE INDENTURES UNDER WHICH THE DEBT SECURITIES ARE ISSUED. THESE INDENTURES ARE INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. THIS INFORMATION RELATES TO CERTAIN TERMS AND CONDITIONS THAT GENERALLY APPLY TO THE DEBT SECURITIES. THE SPECIFIC TERMS OF ANY SERIES OF DEBT SECURITIES WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT. IF SO DESCRIBED IN A PROSPECTUS SUPPLEMENT, THE TERMS OF THAT SERIES MAY DIFFER FROM THE GENERAL DESCRIPTION OF THE TERMS PRESENTED BELOW.

DEBT SECURITIES MAY BE SENIOR OR SUBORDINATED

    We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any property or assets of Scholastic. Thus, by owning a debt security, you are one of our unsecured creditors.

    The senior debt securities will constitute part of our senior debt, will be issued under our senior debt indenture described below and will rank on a parity with all of our other unsecured and unsubordinated debt.

    The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below and will be subordinated in right of payment to all of our "senior debt", as defined in the subordinated debt indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior indebtedness.

    When we refer to "debt securities" in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

THE SENIOR DEBT INDENTURE AND THE SUBORDINATED DEBT INDENTURE

    The senior debt securities and the subordinated debt securities are each governed by a document called an indenture--the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and Citibank, N.A., which will initially act as trustee.

    The trustee under each indenture has two main roles:

    - First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under "Events of Default"; and

    - Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

    See "Regarding the Trustee" below for more information about the trustee.

    When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

    Neither indenture limits the aggregate amounts of debt securities that we may issue or the number of series or the aggregate amount of any particular series.

    The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the debt securities are governed by New York law. The indentures are exhibits to our registration statement. See "Available Information" on page 36 for information on how to obtain a copy.

THIS SECTION IS ONLY A SUMMARY

    Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including some of the terms used in the indentures. In this summary, we describe only the more important terms of the indentures. We also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement. This summary is also subject to and qualified by reference to the description of the particular terms of your series in the prospectus supplement.

SPECIFIC TERMS OF A SERIES OF DEBT SECURITIES

    The specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement relating to the series. Those terms may vary from the terms described here. Accordingly, this summary is also subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement.

    We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. (SECTION 101) The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as well as composite currencies or composite currency units, as described in more detail in the prospectus supplement relating to any of these types of debt securities.

    The prospectus supplement relating to a series of debt securities will specify whether the securities are senior or subordinated debt securities and will describe the following terms of the series (SECTION 301):

    - the title of the series,

    - any limit on the aggregate principal amount of the series,

    - the manner in which we will pay interest on the debt securities,

    - the date or dates on which we will pay the principal of the debt securities,

    - the rate per annum, which may be fixed or variable, at which the debt securities will bear interest, and the date from which that interest will accrue,

    - the dates on which interest will be payable and the regular record dates for the interest payment dates,

    - any mandatory or optional sinking funds or analogous provisions, or provisions for redemption at the option of the holder,

    - any redemption provisions, including redemption prices,

    - the denominations in which debt securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000,

    - the currency of payment of the debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars,

    - if payments are to be made, at your option or ours, in a different currency, how the amount and manner of these payments will be determined,

    - any index used to determine the amount payable in respect of the debt securities,

    - if other than 100%, the portion of the principal amount that shall be payable upon acceleration of maturity following an event of default,

    - whether the provisions described under "Defeasance and Discharge" apply to the debt securities,

    - any right to convert the series into shares of our common stock or other securities or property,

    - whether the debt securities will be issuable in the form of a global security, the depository with respect to the debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee,

    - any change to the events of default that apply to the debt securities and any change in the rights of the trustee or holders to declare the principal amount due and payable following an event of default,

    - any change in the covenants contained in the indentures, and

    - any other special features of the debt securities.

    Special U.S. Federal income tax considerations may apply to a series of debt securities issued as original issue discount securities. These tax considerations will be discussed in the related prospectus supplement. In addition, if any special U.S. Federal income tax considerations apply to a series of debt securities denominated in a currency or currency unit other than U.S. dollars, the related prospectus supplement will describe those considerations.

CONVERSION RIGHTS

    If debt securities of any series are convertible into our common stock or other securities or property, the related prospectus supplement will discuss the conversion terms. Those terms will include provisions as to whether the conversion is mandatory or at the option of the holder and may also include provisions for calculating the number of shares of common stock or other securities or property to be delivered upon conversion. (ARTICLE FOURTEEN)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all our senior debt, including all debt securities we have issued and will issue under the senior debt indenture.

    The subordinated debt indenture defines "senior debt" as all indebtedness and other payment obligations of Scholastic relating to its debt (as defined below), including

    - overdraft obligations,

    - obligations under foreign exchange contracts and currency exchange agreements,

    - letters of credit,

    - bankers' acceptances,

    - interest rate protection agreements, and

    - any loans or advances from banks,
whether or not evidenced by notes or similar instruments and whether existing now or in the future. All amendments, renewals, extensions, modifications and refundings of these obligations will also be included in senior debt. Senior debt excludes the subordinated debt securities and any other indebtedness or obligations specifically designated as being subordinate, or not superior, in right of payment to the subordinated debt securities.

    As defined in the subordinated debt indenture, "debt" means:

    - every obligation for borrowed money,

    - every obligation evidenced by bonds, debentures, notes, or other similar instruments,

    - every reimbursement obligation under letters of credit, bankers' acceptances or similar facilities,

    - every obligation issued or assumed as the deferred purchase price of property or services, excluding payment obligations arising in the ordinary course of business,

    - the redemption or repayment price of any redeemable stock,

    - every obligation to pay rent or other payment amounts under any sale and leaseback transaction involving a principal property (as defined under "Covenants in the Senior Debt Indenture--Definitions Used in the Covenants" below), and

    - every obligation listed above incurred by another person, or payment of dividends by another person, the payment of which is guaranteed by Scholastic.

    The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

    - in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings involving Scholastic, (SECTION 1502, SUBORDINATED DEBT INDENTURE)

    - in the event that any subordinated debt securities have been accelerated upon an event or default and become due and payable before their stated maturity, (SECTION 1503, SUBORDINATED DEBT INDENTURE) or

    - in the event of a default in any payment with respect to senior debt, or any event of default relating to any senior debt that would permit the acceleration of its maturity, or if any judicial proceeding is pending in respect of any default of this kind. (SECTION 1504, SUBORDINATED DEBT INDENTURE)

    For the purposes of the subordination provisions, the payment of cash or delivery of property or securities upon conversion of a subordinated debt security (excluding delivery of our common stock and certain of our subordinated securities) will be deemed a repayment of the principal of that subordinated debt security.

LEGAL OWNERSHIP

    STREET NAME AND OTHER INDIRECT HOLDERS

    Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name, you should check with your own institution to find out:

    - how it handles debt securities payments and notices,

    - whether it imposes fees or charges,

    - how it would handle voting if it were ever required,

    - whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below, and

    - how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

    DIRECT HOLDERS

    Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the debt securities run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

    GLOBAL SECURITIES

    WHAT IS A GLOBAL SECURITY? A global security is a special type of indirectly held security, as described above under "Street Name and Other Indirect Holders." If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners of global securities can only be indirect holders. We require that the global security be registered in the name of a financial institution we select.

    We also require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described in the section "Legal Ownership and Book-Entry Issuance" below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

    Further details of legal ownership are discussed in the section "Legal Ownership and Book-Entry Issuance" beginning on page 32.

    IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 6 ENTITLED "STREET NAME AND OTHER INDIRECT HOLDERS."

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

    The remainder of this description summarizes:

    - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

    - Your rights under several SPECIAL SITUATIONS, such as if we merge with another company or if we want to change a term of the debt securities.

    - COVENANTS contained in the indentures that restrict our ability to incur liens and require us to perform various acts. A particular series of debt securities may have additional covenants.

    - Your rights if we DEFAULT or experience other financial difficulties.

    - Our relationship with the trustee.

ADDITIONAL MECHANICS

    EXCHANGE AND TRANSFER

    Unless otherwise provided in the prospectus supplement, debt securities will have a minimum denomination of $1,000. You may have your debt securities divided into more debt securities of smaller denominations, but not below the minimum denomination, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (SECTION 305) This is called an exchange.

    You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (SECTION 305)

    You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership.

    If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (SECTION 1002)

    If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (SECTION 305)

    PAYMENT AND PAYING AGENTS

    We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. (SECTION 307)

    We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at Citibank Agency and Trust, 111 Wall Street, 14th Floor, New York, New York 10043. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

    Interest on global securities will be paid to the holder of the securities by wire transfer of same-day funds.

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    Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

    STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

    We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify the trustee of changes in the paying agents for any particular series of debt securities. (SECTION 1002)

    NOTICES

    We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee's records. (SECTIONS 101 AND 106)

    Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to Scholastic. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (SECTION 1003)

SPECIAL SITUATIONS

    MERGERS AND SIMILAR EVENTS

    We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell or lease substantially all of our assets to another firm or to buy or lease substantially all of the assets of another firm. We may not take any of these actions unless all the following conditions are met:

    - Where we merge out of existence or sell or lease our assets, the other firm must be an entity that is organized under U.S. laws and must assume our obligations on the debt securities.

    - The merger, sale or lease of assets or other transaction must not cause a default on the debt securities, and we must not already be in default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 14 under "Events of Default--What Is an Event of Default?" A default for this purpose would also include any event that would be an event of default if the requirements for giving us a notice of default or for our default having to continue for a specific period of time were disregarded.

    - It is possible that the merger, sale or lease of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We are obligated to limit these preferential rights on our property, called liens, as discussed later beginning on page 11 under "Covenants in the Senior Debt Indenture--Restrictions on Liens." If a merger or other transaction would create any liens on our property, we must comply with that covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

    - We must deliver to the trustee an officers' certificate and opinion of counsel confirming that the merger, sale or lease of assets or other transaction complies with the above conditions. (SECTION 801)

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    MODIFICATION AND WAIVER

    There are three types of changes we can make to the indentures and the debt securities.

    CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

    - change the stated maturity of the principal or interest on a debt security,

    - reduce any amounts due on a debt security,

    - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

    - change the place or currency of payment on a debt security,

    - impair any conversion rights of your debt security,

    - impair your right to sue for payment,

    - in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders,

    - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indentures,

    - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with the indentures or to waive defaults,

    - modify any other aspect of the provisions dealing with modification and waiver of the indentures, and

    - change the obligations of Scholastic with respect to payment of principal, premium, if any, and interest, sinking fund payments or conversion rights. (SECTION 902)

    CHANGES REQUIRING A MAJORITY APPROVAL. The second type of change to the indentures and the debt securities is the kind that requires an approval by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category. Majority approval would be required for us to obtain a waiver of all or part of the covenants described later beginning on page 11, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (SECTION 513)

    CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any approval by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (SECTION 901)

    FURTHER DETAILS CONCERNING VOTES AND CONSENTS

    When seeking approval, we will use the following rules to decide how much principal amount to attribute to a security:

    - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

    - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

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    - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent determined as described in the prospectus supplement.

    - Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later beginning on page 13 under "Defeasance and Discharge." (SECTION 101)

    - We will generally be entitled to set any day as a record date to determine the holders of outstanding debt securities that are entitled to vote or take other action under the indentures. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (SECTION 104)

    STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURES OR THE DEBT SECURITIES OR REQUEST A WAIVER.

COVENANTS IN THE SENIOR DEBT INDENTURE

    RESTRICTIONS ON LIENS

    Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders, including holders of the senior debt securities, or over our general creditors if we fail to pay them back. These preferential rights are called liens.

    The senior debt indenture does not allow us or a restricted subsidiary (as defined below) to create a lien on

    - any principal property (as defined below), or

    - any shares of stock or indebtedness of any restricted subsidiary,

whether existing now or in the future, UNLESS an equivalent or higher-ranking lien is granted to all holders of the senior debt securities.

    This restriction does not apply to:

    - liens on any acquired property that existed prior to our contemplation of the acquisition,

    - liens existing on property, shares, indebtedness or other assets of a corporation that became a restricted subsidiary and which were not created in anticipation of that corporation becoming a restricted subsidiary,

    - liens on acquired property, shares or indebtedness existing at the time of acquisition by us or a restricted subsidiary,

    - liens on acquired property, shares or indebtedness to secure payment of their purchase price,

    - liens on property, shares or indebtedness to secure any indebtedness incurred to facilitate construction or improvements to property or to enable commencement of commercial operations,

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    - liens to secure debts owed to us or to a restricted subsidiary,

    - liens existing at the date of the senior debt indenture,

    - liens existing on the property of a corporation at the time of its business combination with us or a restricted subsidiary, and which were not created in anticipation of the business combination,

    - liens created in favor of Federal, State or local authorities to secure statutory or contractual obligations or to secure any indebtedness incurred to finance the purchase price or the cost of constructing or improving the property subject to those liens,

    - liens created in connection with asset acquisitions or project financings involving non-recourse obligations (as defined below), or

    - extensions, renewals, refinancings or replacements of any of the above-listed liens.

    In addition, we or a restricted subsidiary may also create other liens on our respective properties, without granting an equivalent or higher-ranking lien to holders of the senior debt securities, if the total amount of debt secured by those liens is at that time not more than 15% of our consolidated net tangible assets (as defined below). (SECTION 1008, SENIOR DEBT INDENTURE).

    RESTRICTIONS ON SALE AND LEASE-BACK TRANSACTIONS

    The senior debt indenture does not allow us or a restricted subsidiary to enter into any sale and lease-back transaction (as defined below) relating to any principal property, except transactions with a lease term of less than three years, transactions between us and a restricted subsidiary or transactions between restricted subsidiaries.

    This restriction does not apply if

    - the senior debt indenture allows us or the restricted subsidiary to incur debt, secured by a lien on the principal property involved in the sale and lease-back transaction, in an amount equal to the attributable debt (as defined below), without granting an equivalent or higher-ranking lien to holders of senior debt securities, or

    - we use an amount equal to the attributable debt or the net proceeds of the sale within 180 days voluntarily to retire certain debt. (SECTION 1009, SENIOR DEBT INDENTURE)

    DEFINITIONS USED IN THE COVENANTS

    The term "attributable debt" when used in connection with a sale and lease-back transaction involving a principal property means, at the time of determination, the lesser of:

    - the fair value of that property (as determined in good faith by our board of directors), or

    - the present value of the total net amount of rent to be paid during the term of the lease, including any renewal or extension of the lease, discounted at the rate of interest embedded in the lease or, if it is impractical to determine this rate, the weighted average annual interest rate on all outstanding senior debt securities, compounded semi-annually.

    For purposes of this definition, rent does not include amounts paid by the lessee for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

    The term "consolidated net tangible assets" means, at any particular time, total assets (excluding applicable reserves and other properly deductible items) less:

    - total current liabilities, except for notes and loans payable, current maturities of long-term debt, and current maturities of obligations under capital leases, and

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    - goodwill, patents and trademarks, to the extent included in total assets,

all as presented on the most recent consolidated balance sheet of us and our subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "non-recourse obligation" means indebtedness or other obligations substantially related to

    - the acquisition of assets not previously owned by us or any restricted subsidiary, or

    - the financing of a project involving the development or expansion of properties owned by us or any restricted subsidiary, under which the person extending the indebtedness or obligation has no recourse to us or any restricted subsidiary or any assets of ours or any restricted subsidiary other than the assets acquired with the proceeds of the transaction, the project financed with the proceeds of the transaction and the proceeds of the project.

    The term "principal property" means the land, land improvements, buildings and fixtures comprising the principal corporate office, any manufacturing facility or any distribution center, whether now owned or acquired in future, which:

    - is owned by us or any subsidiary (as defined below);

    - is located within any of the 50 states of the United States or the District of Columbia;

    - is not determined in good faith by our board of directors to be immaterial to the overall business of us and our subsidiaries taken as a whole; and

    - has a market value on the date as of which the determination is being made of more than 2.0% of our consolidated net tangible assets.

    However, the new addition at 557 Broadway, New York, New York to our world headquarters and our principal distribution and warehouse center located in Jefferson City, Missouri are not considered principal properties for purposes of the senior debt indenture only.

    The term "restricted subsidiary" means any subsidiary that owns any principal property.

    The term "sale and lease-back transaction" means any arrangement with any person providing for the leasing by us or a restricted subsidiary of a principal property where the principal property is sold or transferred by us or the restricted subsidiary to that person.

    The term "subsidiary" means any corporation of which we directly or indirectly own at least a majority of the outstanding voting stock having the authority to elect a majority of the board of directors. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors. (SECTION 101, SENIOR DEBT INDENTURE)

DEFEASANCE AND DISCHARGE

    The following discussion of full defeasance and discharge will apply to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will say so in the prospectus supplement. (SECTION 1301)

    The indentures provide that if we choose to have the defeasance and discharge provision (SECTION 1302) applied to the debt securities, we can legally release ourselves from any payment or other obligations on the debt securities, except for the ministerial obligations described below, if we put in place the following arrangements for you to be repaid:

    - We must deposit in trust for the benefit of all direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate

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      enough cash to make any interest, premium, principal or other payments on the debt securities on their various due dates.

    - We must deliver to the trustee a legal opinion of our counsel confirming that we received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in U.S. federal income tax law, and, in either case, under then current U.S. law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

    In addition, the subordinated debt indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated debt indenture will become ineffective.

    However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the debt securities will remain. These include our obligations:

    - to register the transfer and exchange of debt securities,

    - to replace mutilated, destroyed, lost or stolen debt securities,

    - to maintain paying agencies, and

    - to hold money for payment in trust.

COVENANT DEFEASANCE

    The indentures also allow us to choose whether covenant defeasance will apply to any series of debt securities. If we do so choose, we will say so in the prospectus supplement.

    The indentures provide that if we choose to have the covenant defeasance provision (SECTION 1303) applied to any debt securities, we need not comply with the restrictions described above under "Covenants", in the third bullet point under "Mergers and Similar Events" and, in the case of the subordinated debt indenture, the provisions relating to subordination. In addition, covenant defeasance would also render ineffective any event of default provisions relating to restrictive covenants. These provisions are discussed below under "Events of Default." Any of our other obligations affected by covenant defeasance will be specified in the prospectus supplement.

    In order to exercise the covenant defeasance option, we must put into place the same deposit in trust and opinion delivery arrangements as discussed above under "Defeasance and Discharge".

EVENTS OF DEFAULT

    You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

    WHAT IS AN EVENT OF DEFAULT? The term "event of default" means any of the following:

    - We fail to pay the principal or any premium on a debt security on the due date.

    - We fail to pay interest on a debt security within 30 days from the relevant due date.

    - We do not deposit any sinking fund payment on its due date.

    - We remain in breach of certain covenants in the indentures for 60 days after we receive a notice of default stating that we are in breach. The notice must be sent by the trustee or by holders of at least 25% in principal amount of the relevant series of debt securities.

    - A court enters a decree of bankruptcy, insolvency or reorganization against us.

    - We file voluntary proceedings under bankruptcy, insolvency or reorganization laws.

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    - Any other event of default described in the prospectus supplement occurs.
      (SECTION 501)

    REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series. (SECTION 502)

    Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (SECTION 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing other actions under the indentures. (SECTION 512)

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

    - You must give the trustee written notice that an event of default has occurred and remains uncured,

    - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action,

    - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity, and

    - No inconsistent direction must have been given to the trustee during the 60-day period from the holders of a majority in principal amount of the outstanding debt securities of the relevant series. (SECTION 507)

    STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

    We will furnish to the trustee every year a written statement from some of our designated officers certifying that, to their knowledge, we are in compliance with the indentures and the debt securities, or else specifying any default. (SECTION 1004)

REGARDING THE TRUSTEE

    Scholastic Corporation and several of its subsidiaries maintain banking relations with Citibank, N.A. and its affiliates in the ordinary course of their business.

    If an event of default occurs, or an event occurs that would be an event of default after notice was given or time passed, the trustee may be considered to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the relevant indenture and we would be required to appoint a successor trustee.

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                    DESCRIPTION OF COMMON STOCK WE MAY OFFER

THE FOLLOWING SUMMARY DESCRIPTION OF OUR COMMON STOCK IS BASED ON THE PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND THE APPLICABLE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW. THIS INFORMATION IS QUALIFIED ENTIRELY BY REFERENCE TO THE PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND THE DELAWARE GENERAL CORPORATION LAW. FOR INFORMATION ON HOW TO OBTAIN COPIES OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS, SEE "AVAILABLE INFORMATION".

AUTHORIZED CAPITAL

    We currently have authority to issue 74,500,000 shares of capital stock, consisting of 70,000,000 shares of common stock, $0.01 par value, 2,500,000 shares of Class A stock, $0.01 par value, and 2,000,000 shares of preferred stock, $1.00 par value. In December 2000, our board of directors approved a 2-for-1 stock split in the form of a 100% dividend on our common stock and Class A stock which was paid January 16, 2001 to stockholders of record on December 29, 2000. After giving effect to the stock split, as of January 31, 2001, 33,632,047 shares of our common stock (excluding 199,709 shares held in treasury), 1,656,200 shares of our Class A stock and no shares of our preferred stock were issued and outstanding.

    The rights of the holders of our common stock and our Class A stock discussed below are subject to the rights that our board of directors may from time to time confer on holders of our preferred stock issued in the future. These rights may adversely affect the rights of holders of our common stock, Class A stock, or both.

VOTING RIGHTS

    The holders of our common stock are entitled to elect at least one-fifth of our board of directors, with a minimum of one director. The holders of our Class A stock are entitled to elect the remaining directors. This does not include any directors elected by holders of our preferred stock issued in the future. Holders of our Class A stock also have the right to fix the size of the board of directors, so long as it does not consist of less than three nor more than 15 directors, as well as the right to vote on all other matters to be determined by the stockholders of Scholastic, except as otherwise reserved to the holders of the common stock by law. Our certificate of incorporation and bylaws cannot be amended to deny the holders of our common stock the right to elect at least one-fifth of the board, without the consent of a majority of the holders of our common stock.

    Our certificate of incorporation does not provide for cumulative voting. Thus, in a vote for the election of directors, the holders of more than 50% of our Class A stock can elect up to four-fifths of the board if they choose to do so. In this situation, the holders of the remaining shares of our Class A stock will be unable to elect any person to our board of directors.

DIVIDEND AND LIQUIDATION RIGHTS

    Both the Class A stock and the common stock are classes of our common stock. Apart from voting rights and conversion rights, they are of equal rank and their respective holders are entitled to the same rights and privileges. They are equally entitled to receive dividends as declared by our board of directors and are equally entitled to receive any distributions made to stockholders upon our liquidation, dissolution or winding up.

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    Under the terms of an indenture dated August 15, 1995 for our 5% Convertible
Debentures due August 15, 2005 with Bankers Trust Company, as trustee, we have agreed not to make any amendment to our certificate of incorporation or bylaws if it allows us to:

    - pay dividends to the holders of our Class A stock without paying at least the same dividend per share to the holders of our common stock,

    - reclassify, subdivide or combine one class of our common stock without reclassifying, subdividing or combining the other class on an equal per share basis,

    - eliminate the right of holders of our common stock to elect at least one-fifth of our board of directors, with a minimum of one director, except as provided by law or subject to the prior right of preferred stockholders, if any,

    - provide that the holders of our Class A stock and our common stock would not share equally, on a share-for-share basis, in any distribution of assets upon our liquidation, dissolution or winding-up or would not have equal rights, on a share-for-share basis, if we enter into a merger or consolidation in which shares of our common stock are converted into cash, securities or other property, or

    - provide that a share of our Class A stock could be converted into more than one share of our common stock.

PREEMPTION, REDEMPTION AND CONVERSION

    All outstanding shares of our Class A stock and common stock are validly issued, fully paid and non-assessable and any shares of our Class A stock or common stock offered by this prospectus will be validly issued, fully paid and non-assessable. The Class A stock and common stock carry no preemptive rights, they cannot be redeemed and are not entitled to the benefits of any sinking fund.

    The holders of our Class A stock may at any time convert their shares into shares of our common stock on a share-for-share basis. Except for this, our Class A stock and common stock are not convertible into any other security issued by us. Shares of our Class A stock surrendered for conversion must be canceled and may not be reissued.

STATUTORY PROVISIONS ADDRESSING BUSINESS COMBINATIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless

    - prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

    - upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans, or

    - on or after the date the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of our outstanding voting stock excluding the stock owned by the interested stockholder.

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    A "business combination" includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than us and any direct or indirect majority owned subsidiary of ours, who (a) is the owner of 15% or more of any class of our outstanding voting stock or (b) is an affiliate or associate of ours and was the owner of 15% or more of any class of our outstanding voting stock at any time within the preceding three years including the affiliates or associates of that person.

    Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

    In the case of Scholastic, exceptions to the definition of interested stockholder apply to Richard Robinson, Chairman of the Board, President and Chief Executive Officer of Scholastic and to the Trust under the Will of Maurice R. Robinson, each of whom owns in excess of 15% of our Class A stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock and Class A stock is Mellon Investor Services L.L.C.

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                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

--------------------------------------------------------------------------------
    THIS SECTION DESCRIBES THE GENERAL TERMS AND PROVISIONS OF THE PREFERRED STOCK WE MAY OFFER. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS, AND IS QUALIFIED ENTIRELY BY REFERENCE TO OUR CERTIFICATE OF INCORPORATION, AS AMENDED WITH RESPECT TO EACH SERIES OF PREFERRED STOCK. THE SPECIFIC TERMS OF ANY
SERIES WILL BE DESCRIBED IN A PROSPECTUS SUPPLEMENT. THOSE TERMS MAY DIFFER FROM THE TERMS DISCUSSED BELOW. ANY SERIES OF PREFERRED STOCK WE ISSUE WILL BE GOVERNED BY OUR CERTIFICATE OF INCORPORATION AND BY THE CERTIFICATE OF DESIGNATIONS RELATING TO THAT SERIES. WE WILL FILE THE CERTIFICATE OF DESIGNATIONS WITH THE SEC AND INCORPORATE IT BY REFERENCE AS AN EXHIBIT TO OUR REGISTRATION STATEMENT AT OR BEFORE THE TIME WE ISSUE ANY PREFERRED STOCK.
--------------------------------------------------------------------------------

AUTHORIZED PREFERRED STOCK

    Our certificate of incorporation authorizes us to issue 2,000,000 shares of preferred stock, par value $1.00 per share. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors.

    Upon issuance of a particular series of preferred stock, our board of directors is authorized, to specify

    - the number of shares to be included in the series,

    - the annual dividend rate for the series and any restrictions or conditions on the payment of dividends,

    - the redemption price, if any, and the terms and conditions of redemption,

    - any sinking fund provisions for the redemption or purchase of the series,

    - if the series is convertible, the terms and conditions of conversion,

    - the amounts payable to holders upon our liquidation, dissolution or winding up, and

    - any other rights, preferences and limitations relating to the series.

    The board's ability to authorize, without stockholder approval, the issuance of preferred stock with conversion and other rights, may adversely affect the rights of holders of our common stock, Class A stock or other series of preferred stock that may be outstanding.

    No shares of our preferred stock are currently issued and outstanding.

SPECIFIC TERMS OF A SERIES OF PREFERRED STOCK

    The preferred stock we may offer will be issued in one or more series. Shares of preferred stock, when issued against full payment of its purchase price, will be fully paid and non-assessable. Their par value or liquidation preference, however, will not be indicative of the price at which they will actually trade after their issue. If necessary, the prospectus supplement will provide a description of United States Federal income tax consequences relating to the purchase and ownership of the series of preferred stock offered by that prospectus supplement.

    The preferred stock will have the dividend, liquidation, redemption and voting rights discussed below, unless otherwise described in a prospectus supplement relating to a particular series. A prospectus supplement will discuss the following features of the series of preferred stock to which it relates:

    - the designations and stated value per share,

    - the number of shares offered,

    - the amount of liquidation preference per share,

    - the initial public offering price at which the preferred stock will be issued,

    - the dividend rate, the method of its calculation, the dates on which dividends would be paid and the dates, if any, from which dividends would cumulate,

    - any redemption or sinking fund provisions,

    - any conversion or exchange rights, and

    - any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

RANK

    Unless otherwise stated in the prospectus supplement, the preferred stock will have priority over our common stock and Class A stock with respect to dividends and distribution of assets, but will rank junior to all our outstanding indebtedness for borrowed money. Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be specified in a prospectus supplement, as long as our certificate of incorporation so permits.

DIVIDENDS

    Holders of each series of preferred stock shall be entitled to receive cash dividends to the extent specified in the prospectus supplement when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends of each series of preferred stock will be stated in the prospectus supplement. Dividends will be payable to the holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or non-cumulative, as discussed in the prospectus supplement.

CONVERTIBILITY

    Shares of a series of preferred stock may be exchangeable or convertible into shares of our common stock, another series of preferred stock or other securities or property. The conversion or exchange may be mandatory or optional. The prospectus supplement will specify whether the preferred stock being offered has any conversion or exchange features, and will describe all the related terms and conditions.

REDEMPTION

    The terms, if any, on which shares of preferred stock of a series may be redeemed will be discussed in the prospectus supplement.

LIQUIDATION

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Scholastic, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the related prospectus supplement plus an amount equal to any accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative). These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series will share ratably in proportion to the full liquidation preferences of each security. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

VOTING

    The holders of preferred stock of each series will have no voting rights, except as required by law and as described below or in a prospectus supplement. Our board of directors may, upon issuance of a series of preferred stock, grant voting rights to the holders of that series to elect up to two additional board members if we fail to pay dividends in a timely fashion. This voting right, however, applies to all series of preferred stock in the aggregate and not to each series if more than one series is outstanding. If this right is granted to the holders of our preferred stock, the holders of our common stock will have the right to elect at least one-fifth of the board as constituted before the election of the two additional directors by the holders of the preferred stock.

    Without the affirmative vote of a majority of the shares of preferred stock of any series then outstanding, we may not

    - increase or decrease the aggregate number of authorized shares of that series,

    - increase or decrease the par value of the shares of that series, or

    - alter or change the powers, preferences or special rights of the shares of that series so as to affect them adversely.

NO OTHER RIGHTS

    The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except

    - as discussed above or in the prospectus supplement,

    - as provided in our certificate of incorporation and in the certificate of designations, and

    - as otherwise required by law.

TRANSFER AGENT

    The transfer agent for each series of preferred stock will be named and described in the prospectus supplement for that series.

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                 DESCRIPTION OF DEPOSITARY SHARES WE MAY OFFER

--------------------------------------------------------------------------------
    THIS SECTION OUTLINES SOME OF THE PROVISIONS OF THE DEPOSIT AGREEMENT, THE DEPOSITARY SHARES AND THE DEPOSITARY RECEIPTS. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS AND IS QUALIFIED ENTIRELY BY REFERENCE TO THE RELEVANT DEPOSIT AGREEMENT AND DEPOSITARY RECEIPTS WITH RESPECT TO THE DEPOSITARY SHARES RELATING TO ANY PARTICULAR SERIES OF PREFERRED STOCK. THE SPECIFIC TERMS OF ANY SERIES OF DEPOSITARY SHARES WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT. IF SO DESCRIBED IN THE PROSPECTUS SUPPLEMENT, THE TERMS OF THAT SERIES OF DEPOSITARY SHARES MAY DIFFER FROM THE GENERAL DESCRIPTION OF TERMS PRESENTED BELOW.
--------------------------------------------------------------------------------

FRACTIONAL SHARES OF PREFERRED STOCK

    We may elect to offer fractional interests in shares of our preferred stock instead of whole shares of preferred stock. If so, we will allow a depositary to issue to the public depositary shares, each of which will represent a fractional interest as described in the prospectus supplement, of a share of preferred stock.

DEPOSIT AGREEMENT

    The shares of the preferred stock underlying any depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company acting as depositary with respect to that series. The depositary will have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will mention the name and address of the depositary. Under the deposit agreement, each owner of a depositary share will be entitled, in proportion of its fractional interest in a share of the preferred stock underlying that depositary share, to all the rights and preferences of that preferred stock, including dividend, voting, redemption, conversion, exchange and liquidation rights.

    Depositary shares will be evidenced by one or more depositary receipts issued under the deposit agreement.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock to each record depositary shareholder based on the number of the depositary shares owned by that holder on the relevant record date. The depositary will distribute only that amount which can be distributed without attributing to any depositary shareholders a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record depositary shareholders.

    If there is a distribution other than in cash, the depositary will distribute property to the entitled record depositary shareholders, unless the depositary determines that it is not feasible to make that distribution. In that case the depositary may, with our approval, adopt the method it deems equitable and practicable for making that distribution, including any sale of property and the distribution of the net proceeds from this sale to the concerned holders.

    Each deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to preferred stockholders of the relevant series will be made available to depositary shareholders.

WITHDRAWAL OF STOCK

    Upon surrender of depositary receipts at the depositary's office, the holder of the relevant depositary shares will be entitled to the number of whole shares of the related preferred stock series and any money or other property those depositary shares represent. Depositary shareholders will be entitled to receive whole shares of the related preferred stock series on the basis described in the prospectus supplement, but holders of those whole preferred stock shares will not afterwards be entitled to receive depositary shares in exchange for their shares. If the depositary receipts the holder delivers evidence a depositary share number exceeding the whole share number of the related preferred stock series to be withdrawn, the depositary will deliver to that holder a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION AND LIQUIDATION

    The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the prospectus supplement.

VOTING

    Upon receiving notice of any meeting at which preferred stockholders of any series are entitled to vote, the depositary will mail the information contained in that notice to the record depositary shareholders relating to those series of preferred stock. Each depositary shareholder on the record date will be entitled to instruct the depositary on how to vote the shares of preferred stock underlying that holder's depositary shares. The depositary will vote the preferred stock shares underlying those depositary shares according to those instructions, and we will take reasonably necessary actions to enable the depositary to do so. If the depositary does not receive specific instructions from the depositary shareholders relating to that preferred stock, it will abstain from voting those preferred stock shares, unless otherwise discussed in the prospectus supplement.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

    We and the depositary may amend the depositary receipt form evidencing the depositary shares and the related deposit agreement. However, any amendment that significantly affects the rights of the depositary shareholders will not be effective unless a majority of the outstanding depositary shareholders approve that amendment. We or the depositary may terminate a deposit agreement only if

    - we redeemed or reacquired all outstanding depositary shares relating to the deposit agreement,

    - all preferred stock of the relevant series has been withdrawn, or

    - there has been a final distribution in respect of the preferred stock of any series in connection with our liquidation, dissolution or winding up and such distribution has been made to the related depositary shareholders.

CHARGES OF DEPOSITARY

    We will pay all charges of each depositary in connection with the initial deposit and any redemption of the preferred stock. Depositary shareholders will be required to pay any other transfer and other taxes and governmental charges and any other charges expressly provided in the deposit agreement to be for their accounts.

MISCELLANEOUS

    Each depositary will forward to the relevant depositary shareholders all our reports and communications that we are required to furnish to preferred stockholders of any series.

    Neither the depositary nor Scholastic will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any deposit agreement. The obligations of Scholastic and each depositary under any deposit agreement will be limited to performance in good faith of their duties under that agreement, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless they are provided with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, depositary shareholders or other persons believed to be competent and on documents believed to be genuine.

TITLE

    Scholastic, each depositary and any of their agents may treat the registered owner of any depositary share as the absolute owner of that share, whether or not any payment in respect of that depositary share is overdue and despite any notice to the contrary, for any purpose. See "Legal Ownership and Book-Entry Issuance."

RESIGNATION AND REMOVAL OF DEPOSITARY

    A depositary may resign at any time by issuing us a notice of resignation, and we may remove any depositary at any time by issuing it a notice of removal. Resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of appointment. That successor depositary must

    - be appointed within 60 days after delivery of the notice of resignation or removal,

    - be a bank or trust company having its principal office in the United States, and

    - have a combined capital and surplus of at least $50,000,000.

                      DESCRIPTION OF WARRANTS WE MAY OFFER

    THIS SECTION OUTLINES SOME OF THE PROVISIONS OF EACH WARRANT AGREEMENT, THE WARRANTS AND THE WARRANT CERTIFICATES. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS AND IS QUALIFIED ENTIRELY BY REFERENCE TO THE WARRANT AGREEMENT WITH RESPECT TO THE WARRANTS OF ANY PARTICULAR SERIES. THE SPECIFIC TERMS OF ANY SERIES OF WARRANTS WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT. IF SO DESCRIBED IN A PROSPECTUS SUPPLEMENT, THE TERMS OF THAT SERIES OF WARRANTS MAY DIFFER FROM THE GENERAL DESCRIPTION OF TERMS PRESENTED BELOW.

    We may issue warrants for the purchase of our debt securities, preferred stock, depositary shares, common stock or units. Warrants may be issued independently or together with debt securities, preferred stock, depositary shares, common stock or units, and may be attached to or separate from those securities.

WARRANT AGREEMENTS

    Each series of warrants will be evidenced by certificates issued under a separate warrant agreement to be entered into between us and a bank that we select as warrant agent with respect to such series. The warrant agent will have its principal office in the U.S. and have a combined capital and surplus of at least $50,000,000.

ISSUANCE IN SERIES

    The prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The prospectus supplement will describe the terms of the series of warrants in respect of which this prospectus is being delivered, including

    - the offering price,

    - the currency for which the warrants may be purchased,

    - the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of security,

    - the date on which the warrants and the related securities will be separately transferable,

    - in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise, and the price for purchasing those debt securities,

    - in the case of warrants to purchase preferred stock, depositary shares or common stock, the number of depositary shares or shares of preferred stock or common stock, as the case may be, that can be purchased upon the exercise, and the price for purchasing those shares,

    - in the case of warrants to purchase units upon exercise, the number and type of units that can be purchased upon exercise, and the price of those units,

    - the dates on which the right to exercise the warrants will commence and expire,

    - material U.S. Federal income tax consequences of holding or exercising those warrants,

    - the terms of the securities issuable upon exercise of those warrants, and

    - any other terms of the warrants.

    Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent's corporate trust office or any other office indicated in the prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing the related securities are also exchanged. Prior to warrant exercise, warrantholders will not have any rights as holders of the underlying securities, including the right to receive any principal, premium, interest, dividends, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

EXERCISE OF WARRANTS

    Each warrant will entitle the holder to purchase the securities specified in the prospectus supplement at the exercise price mentioned in, or calculated as described in, the prospectus supplement. Unless otherwise specified in the prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., New York time, on the expiration date mentioned in that prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

    Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, as described below under "Legal Ownership and Book-Entry Issuance," by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the prospectus supplement. Upon receipt of payment and the warrant certificate or exercise notice properly executed at the office indicated in the prospectus supplement, we will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificates are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

    If mentioned in the prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

ANTIDILUTION PROVISIONS

    In the case of warrants to purchase common stock, the exercise price payable and the number of shares of common stock purchasable upon warrant exercise may be adjusted in certain events, including

    - the issuance of a stock dividend to common stockholders or a combination, subdivision or reclassification of common stock,

    - the issuance of rights, warrants or options to all common and preferred stockholders entitling them to purchase common stock for an aggregate consideration per share less than the current market price per share of common stock,

    - any distribution to our common stockholders of evidences of our indebtedness of assets, excluding cash dividends or distributions referred to above, and

    - any other events mentioned in the prospectus supplement.

    No adjustment in the number of shares purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but we will pay the cash value of any fractional shares otherwise issuable.

MODIFICATION

    We and any warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrantholders' consent, for the purpose of

    - curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates,

    - evidencing the succession of another corporation to us and its assumption of our covenants contained in the warrant agreement and the warrants,

    - appointing a successor depository, if the warrants are issued in the form of global securities,

    - evidencing a successor warrant agent's acceptance of appointment with respect to the warrants,

    - adding to our covenants for the warrantholders' benefit or surrendering any right or power we have under the warrant agreement,

    - issuing warrants in definitive form, if such warrants are initially issued in the form of global securities, or

    - amending the warrant agreement and the warrants as we deem necessary or desirable and that will not adversely affect the warrantholders' interests in any material respect.

    We and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants affected by such amendment, for the purpose of adding, modifying or eliminating any of the warrant agreement's provisions or of modifying the warrantholders' rights. However, no such amendment that

    - reduces the number or amount of securities receivable upon warrant exercise,

    - shortens the time period during which the warrants may be exercised,

    - otherwise adversely affects the exercise rights of warrantholders in any material respect, or

    - reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants,

may be made without the consent of each holder affected by that amendment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Each warrant agreement will provide that we may consolidate or merge with or into any other corporation or sell, lease, transfer or convey all or substantially all of our assets to any other corporation, provided that

    - either we are the continuing corporation, or the corporation formed by or resulting from the consolidation or merger or that receives the assets must be organized under U.S. law and must assume our obligations for the unexercised warrants and the performance of all covenants and conditions of the relevant warrant agreements, and

    - we or that successor corporation must not immediately be in default under that warrant agreement.

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS

    Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrantholder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us. Any warrantholder may, without the warrant agent's consent or consent of any other warrantholder, enforce by appropriate legal action its right to exercise that warrant.

REPLACEMENT OF WARRANT CERTIFICATES

    We will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to us and the relevant warrant agent of satisfactory evidence of the ownership of that warrant certificate and of its destruction, loss, theft or mutilation, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless we have, or the warrant agent has, received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrantholder will also be required to provide indemnity satisfactory to us and the relevant warrant agent before a replacement warrant certificate will be issued.

TITLE

    Scholastic, the warrant agents and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary. See "Legal Ownership and Book-Entry Issuance."

                       DESCRIPTION OF UNITS WE MAY OFFER

THIS SECTION OUTLINES SOME OF THE PROVISIONS OF THE UNITS AND THE UNIT AGREEMENTS. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS AND IS QUALIFIED ENTIRELY BY REFERENCE TO THE UNIT AGREEMENT WITH RESPECT TO THE UNITS OF ANY PARTICULAR SERIES. THE SPECIFIC TERMS OF ANY SERIES OF UNITS WILL BE DESCRIBED IN A PROSPECTUS SUPPLEMENT. IF SO DESCRIBED IN A PARTICULAR SUPPLEMENT, THE SPECIFIC TERMS OF ANY SERIES OF UNITS MAY DIFFER FROM THE GENERAL DESCRIPTION OF TERMS PRESENTED BELOW.

    We may issue units comprised of one or more debt securities, shares of preferred stock and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

    The prospectus supplement may describe:

    - the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately,

    - any provisions of the governing unit agreement that differ from those described below, and

    - any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

    The provisions described in this section, as well as those described under "Description of Debt Securities We May Offer", "Description of Preferred Stock We May Offer" and "Description of Warrants We May Offer," will apply to each unit and to any debt security or warrant included in each unit, respectively.

ISSUANCE IN SERIES

    We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the prospectus supplement.

UNIT AGREEMENTS

    We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the prospectus supplement.

    The following provision will generally apply to all unit agreements unless otherwise stated in the prospectus supplement.

    ENFORCEMENT OF RIGHTS

    The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

    Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, preferred stock and warrants.

    Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the prospectus supplement.

    MODIFICATION WITHOUT CONSENT OF HOLDERS

    We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

    - to cure any ambiguity,

    - to correct or supplement any defective or inconsistent provision, or

    - to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

    MODIFICATION WITH CONSENT OF HOLDERS

    We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

    - impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right, or

    - reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

    Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

    - If the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series, or

    - If the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

    These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

    In each case, the required approval must be given by written consent.

    UNIT AGREEMENTS WILL NOT BE QUALIFIED UNDER TRUST INDENTURE ACT

    No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

TITLE

    Scholastic, the unit agents and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary. See "Legal Ownership and Book-Entry Issuance."

                    LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

    Unless otherwise mentioned in the prospectus supplement, securities will be issued in the form of one or more global certificates, or "global securities," registered in the name of a depositary or its nominee. Unless otherwise mentioned in the prospectus supplement, the depositary will be The Depository Trust Company, commonly referred to as DTC. DTC has informed us that its nominee will be Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of all securities that are issued in global form. No person that acquires a beneficial interest in those securities will be entitled to receive a certificate representing that person's interest in the securities except as mentioned below or in the prospectus supplement. Unless definitive securities are issued under the limited circumstances described below,

    - all references in this prospectus to actions by holders of securities issued in global form refer to actions taken by DTC upon instructions from its participants, and

    - all references to payments and notices to holders refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

    DTC has informed us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Exchange Act, and that it was created to hold securities for its participating organizations and to facilitate clearance and settlement of securities transactions among its participants through electronic book-entry. This eliminates the need for physical movement of certificates. DTC's participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Persons that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities may do so only through participants and indirect participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as these payments will be forwarded by our designated agent to Cede & Co., as nominee for DTC. DTC will forward these payments to its participants, who will then forward them to indirect participants or holders. Holders will not be recognized by the relevant registrar, transfer agent, warrant agent or unit agent as registered holders of the securities entitled to the benefits of our certificate of incorporation and/or the applicable indenture, deposit agreement, warrant agreement or unit agreement. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

    Under the rules, regulations and procedures governing DTC and its operations as currently in effect, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. DTC rules require participants and indirect participants with which beneficial securities owners have accounts to make book-entry transfers and receive and transmit payments on behalf of their respective account holders.

    Because DTC can act only on behalf of participants, the ability of a beneficial owner of securities issued in global form to pledge those securities to non-participants may be limited due to the unavailability of physical certificates for these securities. Beneficial owners may also be unable to sell interests in their securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

    DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under its certificate of incorporation or the relevant indenture, deposit agreement, warrant

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agreement or unit agreement only at the direction of one or more participants to whose accounts with DTC those securities are credited.

    Unless otherwise mentioned in the prospectus supplement, a global security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if

    - DTC notifies us that it is unwilling or unable to continue as depositary for that global security or if DTC ceases to be a clearing agency registered under the Exchange Act when it is required to be so registered,

    - we execute and deliver to the relevant registrar, transfer agent, trustee, depositary, warrant agent and/or unit agent an order complying with the requirements of our certificate of incorporation and bylaws or the relevant indenture, deposit agreement, warrant agreement and/or unit agreement that this global security shall be so exchangeable, or

    - there has occurred and is continuing a default in the payment of any amount due in respect of the securities or, in the case of debt securities, an event of default or an event that, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to those debt securities.

In these circumstances, the global security will be exchangeable for securities registered in the names that DTC directs.

    DTC will generally not be required to notify its participants of the availability of definitive securities. When DTC surrenders the global security and delivers instructions for re-registration, the registrar, transfer agent, trustee, depositary, warrant agent or unit agent, as the case may be, will reissue the securities as definitive securities.

    Except as described above, a global security may not be transferred except as a whole to DTC or another nominee of DTC, or to a successor depositary we appoint. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a global security unless the beneficial interest is in an amount equal to an authorized denomination for those securities.

    None of Scholastic, the trustees, any registrar and transfer agent, any warrant agent, any unit agent or any depositary, or any of their agents, will have any responsibility for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

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                              PLAN OF DISTRIBUTION

    We may sell securities to or through underwriters and may also sell securities directly to other purchasers or through agents.

    The securities may be distributed from time to time in one or more transactions at

    - a fixed price or prices, which may be changed,

    - market prices prevailing at the time of sale,

    - prices related to the prevailing market prices, or

    - negotiated prices.

    In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents. This compensation may be in the form of discounts, concessions or commissions.

    Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities could be considered underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them could be considered underwriting discounts and commissions, under the Securities Act.

    The prospectus supplement will identify the underwriters or agents and will describe the compensation they receive from us. Under agreements entered into by us for the purchase or sale of securities, these underwriters and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities from us under contracts requiring payment and delivery on a future date. Institutions with which these contracts may be made include, among others,

    - commercial and savings banks,

    - insurance companies,

    - pension funds,

    - investment companies, and

    - educational and charitable institutions,

but in all cases we must approve these institutions. The obligations of any purchaser under these contracts will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

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                             VALIDITY OF SECURITIES

    The validity of any securities will be passed upon for Scholastic by Coudert Brothers, New York, New York and for any underwriters by Sullivan & Cromwell, New York, New York. Andrew S. Hedden, a partner of Coudert Brothers, is a director of Scholastic and owns 2,000 shares of Scholastic's common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended May 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    The consolidated financial statements of Grolier Incorporated and subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of the said firm as experts in accounting and auditing.

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                             AVAILABLE INFORMATION

    Scholastic Corporation is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the Nasdaq Stock Market, 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878, on which our common stock is listed.

    We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Scholastic, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

    The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

    Scholastic Corporation incorporates by reference into this prospectus the following documents filed with the SEC (File No. 000-19860):

    (1) Annual Report on Form 10-K for the fiscal year ended May 31, 2000,

    (2) Quarterly Report on Form 10-Q for the quarter ended August 31, 2000,

    (3) Quarterly Report on Form 10-Q for the quarter ended November 30, 2000,

    (4) Current Report on Form 8-K, dated July 7, 2000, as amended on September 5, 2000,

    (5) Current Report on Form 8-K dated February 8, 2001, and

    (6) All documents filed by Scholastic Corporation under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

    We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from Ray Marchuk, our Vice President, Finance and Investor Relations, 555 Broadway, New York, New York 10012, telephone (212) 343-6741.

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